FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

19 September 2008

File no. 0-17630

2008 Scrip Dividend Alternative

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: 2008 Scrip Dividend Alternative

CRH plc (the "Company")

19
th
 September 2008

Letter to shareholders and scrip entitlement form regarding the Company's Scrip Divid end Offer in respect of the 200
8
 interim dividend of
20.
5
 cent per share to be paid on
31
st
 October 2008
:

Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin
 2
Tel no. + 353 1 6778808

Document Viewing Facility
UK
 Listing Authority
Financial Services Authority
25 The North Colonnade
Canary

Wharf
London
 E14 5HS
Tel. no. + 44 20 7066 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

Enquiries:

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  19 September 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director